SECURITIES AND EXCHANGE COMMISSION

07005403

RECEIVED MAR 2007 SEC MAIL PROCESSING

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8-40904

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westport Resources Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

315 Post Road West
(No. and Street)

Westport (City) Connecticut (State) 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John A. Vaccaro (203) 226-0222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dworken, Hillman, LaMorte & Sterczala, P.C.
(Name – *if individual, state last, first, middle name*)

Four Corporate Drive, Suite 488 (Address) Shelton (City) Connecticut (State) 06484 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 29 2007 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John A. Vaccaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westport Resources Investment Services, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public My commission expires 11/30/09

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

Report Pursuant to Rule 17a-5(d) of
The Securities and Exchange Commission

Years Ended December 31, 2006 and 2005

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

Years Ended December 31, 2006 and 2005

CONTENTS

DHL&S

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants / Business Consultants

JAMES G. COSGROVE, CPA
WALTER R. FULTON, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

Independent Auditors' Report

Shareholders
Westport Resources Investment Services, Inc.
Westport, Connecticut

We have audited the accompanying statements of financial condition of Westport Resources Investment Services, Inc. as of December 31, 2006 and 2005, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westport Resources Investment Services, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Shelton, Connecticut
February 22, 2007

Dworken, Hillman, LaMorte & Sterczala, P.C.

Four Corporate Drive, Suite 488, Shelton, CT 06484 ▪ 203-929-3535 ▪ fax 203-929-5470 ▪ www.dhls.com

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2006	December 31, 2005
Assets		
Cash and cash equivalents	**$369,817**	$311,100
Receivable from clearing broker	**152,972**	266,096
Income tax receivable	**48,230**	39,900
Securities owned - at market value (Note 3)	**123,696**	115,585
Equipment and improvements (Note 4)	**16,657**	29,112
Due from affiliate (Note 2)		83,319
Deferred income taxes	**31,400**	
Other assets	**149,311**	115,040
Total Assets	**$892,083**	$960,152
Liabilities and Shareholders' Equity		
Liabilities:		
Accrued expenses and other liabilities (Note 6)	**$323,330**	$306,399
Due to affiliate (Note 2)	**17,067**	
Deferred income taxes		7,300
Total Liabilities	**340,397**	313,699
Commitments and contingencies (Note 6)		
Shareholders' equity:		
Common stock, no par value; 5,000 shares authorized, issued and outstanding 404 shares	**152,750**	152,750
Retained earnings	**398,936**	493,703
Total Shareholders' Equity	**551,686**	646,453
Total Liabilities and Shareholders' Equity	**$892,083**	$960,152

See notes to financial statements.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2006	**2005**
Revenue:		
Commissions	**$3,155,704**	$3,261,209
Interest income	**23,570**	6,368
Other income	**76,600**	89,339
	3,255,874	3,356,916
Expenses:		
Employee compensation	**1,441,071**	1,227,817
Commissions	**1,057,447**	1,134,329
Clearance costs	**514,505**	524,113
Office supplies and expenses	**282,499**	269,158
Rent, occupancy and equipment costs	**129,926**	135,723
Professional fees	**235,500**	117,107
Travel and entertainment	**129,238**	80,367
Pension expense (Note 5)	**47,426**	40,918
Dues and subscriptions	**25,999**	27,286
Regulatory fees	**27,886**	25,620
Quote services	**18,991**	24,456
Marketing and advertising	**19,398**	14,010
Depreciation	**12,455**	12,451
Contributions	**11,525**	10,886
Reimbursement for support services (Note 2)	**(568,000)**	(429,000)
	3,385,866	3,215,241
Income (loss) before provision for income taxes	**(129,992)**	141,675
Provision for income taxes (benefit):		
Current	**3,475**	48,679
Deferred	**(38,700)**	1,900
	(35,225)	50,579
Net income (loss)	**($ 94,767)**	$ 91,096

See notes to financial statements.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock	Retained Earnings	Total
Balance, January 1, 2005	$152,750	$402,607	$555,357
Net income		91,096	91,096
Balance, December 31, 2005	152,750	493,703	646,453
Net loss		(94,767)	(94,767)
Balance, December 31, 2006	$152,750	$398,936	$551,686

See notes to financial statements.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2006	2005
Cash flows from operating activities:		
Net income (loss)	**($ 94,767)**	$ 91,096
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	**12,455**	12,449
Deferred income tax expense (benefit)	**(38,700)**	1,900
Decrease (increase) in assets:		
Receivable from clearing broker	**113,124**	(70,957)
Income tax receivable	**(8,330)**	(39,900)
Due from affiliate	**83,319**	9,153
Other assets	**(34,271)**	(4,284)
Increase (decrease) in liabilities:		
Accrued expenses and other liabilities	**16,931**	25,139
Due to affiliate	**17,067**	
Net cash provided by operating activities	**66,828**	24,596
Cash flows from investing activities:		
Purchase of securities	**(8,111)**	(27,066)
Capital expenditures		(18,458)
Net cash used in investing activities	**(8,111)**	(45,524)
Net increase (decrease) in cash and cash equivalents	**58,717**	(20,928)
Cash and cash equivalents, beginning	**311,100**	332,028
Cash and cash equivalents, ending	**$369,817**	$311,100

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2005

1. **Description of the Company and summary of significant accounting policies:**

Description of Company:

Westport Resources Investment Services, Inc. (the Company) is registered as a broker-dealer in securities with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (NASD). In this capacity, it executes both principal transactions for itself and agency transactions for its customers. The Company conducts business primarily with other broker-dealers located in the tri-state area on behalf of its customers and for its own proprietary accounts. The Company's customers are located throughout the world.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to monitor its exposure continuously to market and counterparty risk using a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company introduces its customer transactions to a broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain related to the Company's customers. As of December 31, 2006 and 2005, amounts were owed to the clearing broker by these customers, which were in connection with normal, delivery-against-payment, cash-account transactions. After December 31, 2006 and 2005, all amounts related to such transactions were received from customers. Securities purchased by customers in connection with those transactions are held by the clearing broker as collateral for the amounts owed.

Significant accounting policies:

Securities transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

1. **Description of the Company and summary of significant accounting policies** (continued):

Significant accounting policies (continued):

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Estimates and assumptions:

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates used.

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Equipment and improvements:

Equipment and improvements is carried at cost. Depreciation is provided by using the straight-line method over the estimated useful lives of the assets or the term of the underlying lease.

Income taxes:

Deferred income taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect for the year in which the differences are expected to reverse. Temporary differences giving rise to deferred income taxes consist of accelerated methods of depreciation for income tax purposes and timing differences in the deductibility of certain expenses.

2. **Related party transactions:**

The Company and an affiliate through common ownership share personnel. The Company charged the affiliate $568,000 in 2006 and $429,000 in 2005 for these common expenses. The Company has a payable due to the affiliate of $17,067 at December 31, 2006 and a receivable of $83,319 from this affiliate at December 31, 2005.

3. **Securities owned:**

Marketable securities owned consist of trading securities, at market value, as follows:

	2006	2005
Cash and cash equivalents	**$109,707**	$102,049
Municipal bonds	**13,989**	13,536
	$123,696	$115,585

4. **Equipment and improvements:**

	2006	2005
Office equipment	**$59,954**	$59,954
Leasehold improvements	**13,161**	13,161
	73,115	73,115
Less accumulated depreciation	**56,458**	44,003
	$16,657	$29,112

5. ***Employee benefits:***

The Company established a 401(k) Profit Sharing Plan (the "Plan") which covers substantially all employees. The Company matches 25% of every dollar a participant contributes up to 5% of annual compensation, as defined. The Company may make additional discretionary contributions as authorized. Contributions by the Company to the Plan were $47,426 and $40,918 in 2006 and 2005, respectively.

6. Commitments and contingencies:

Leases:

The Company leases office space, furniture, and equipment under noncancellable operating leases expiring through December 2008. The office lease contains a renewal option for up to five additional years and escalation clauses. The furniture and equipment are leased from a shareholder of the Company. Future minimum lease payments on these leases are as follows:

Year ending December 31:	Related Party	Other	Total
2007	$3,700	$151,900	$155,600
2008		157,300	157,300
	$3,700	$309,200	$312,900

Rent expense was $78,800 and $113,900 in 2006 and 2005, respectively, including $11,112 and $13,227 to a related party.

Contingencies:

The Company is a defendant, along with other defendants, in litigation brought by an investor of a security in which the Company was an underwriter for in 2000. The investor alleges the Company is partly at fault for losses it sustained. The case is in the process of discovery. In the opinion of management, the ultimate outcome of this litigation is not expected to have a material impact of the financial position of the Company.

Shareholders' agreement:

The Company and its shareholders entered into an agreement whereby the Company has the right of first refusal to purchase stock from any shareholder wishing to sell. In addition, upon the death or disability of a shareholder, the Company has an obligation to repurchase the shareholder's stock. The Company also has the ability to assign its rights to non-selling shareholders.

Stock purchases will be calculated at the greater of book value or fair market value, as defined.

Clearing agreement:

The Company has a clearing agreement with National Financial Services through December 31, 2008. Early termination results in the assessment of a fee based on remaining time.

7. **Rule 15c3-3:**

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(A) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

8. **Net capital requirements:**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006 and 2005, the Company had net capital of $296,949 and $377,052, which exceeded the minimum requirement of $100,000 by $196,949 and $277,052. The Company's net capital ratio was 1.15 to 1 in 2006 and .81 to 1 in 2005.

9. **Reconciliation of shareholders' equity, net loss and net capital:**

A reconciliation of shareholders' equity, net loss and net capital reported to the NASD Regulation, Inc. to the amounts reported in the financial statements follows:

	As Previously Reported	Adjustments	As Presently Reported
Total assets	$ 865,236	$26,847	$ 892,083
Total liabilities	322,028	18,369	340,397
Total ownership equity	$ 543,208	$ 8,478	$ 551,686
Total revenue	$3,269,581	($13,707)	$3,255,874
Total expenses, including income taxes	3,372,827	(22,186)	3,350,641
Net loss	($ 103,246)	$ 8,479	($ 94,767)
Net capital	$ 315,317	($18,368)	$ 296,949

The adjustments stated above relate primarily to adjustments by the Company for income taxes and other accrued expenses.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO THE UNIFORM NET CAPITAL RULE 15c3-1

	December 31, 2006	December 31, 2005
Credits		
Shareholders' equity	**$551,686**	$646,453
Less non-allowable assets:		
Income tax receivable	**48,230**	39,900
Other assets	**149,311**	198,359
Deferred income tax benefit	**31,400**	
Property and equipment, net	**16,657**	29,112
	245,598	267,371
Net capital before haircuts on securities positions	**306,088**	379,082
Haircuts on securities positions	**9,139**	2,030
Net capital	**296,949**	377,052
Minimum net capital requirement (greater of 6.67% of aggregate indebtedness or $100,000)	**100,000**	100,000
Excess of net capital	**$196,949**	$277,052
Aggregate indebtedness:		
Accrued expenses and other liabilities	**$323,330**	$306,399
Due to affiliates	**17,067**	
Total aggregate indebtedness	**$340,397**	$306,399
Ratio of total aggregate indebtedness to net capital	**1.15 to 1**	.81 to 1

Note: *There are no differences between the above calculation and the calculation included in the Company's unaudited Form X-17a-5 Part II A filing as of December 31, 2006, as amended.*

END